UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-162858, 333-42139, 333-06125, 333-14291, 033-61299

HARVEST NATURAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

1177 Enclave Parkway, Suite 300

Houston, Texas 77077

(281) 899-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.25% Senior Convertible Notes due 2013

9 3/8% Senior Notes due 2007

11 5/8% Senior Notes due 2003

Options to purchase shares of Common Stock

Warrants to Purchase shares of Common Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

Preferred Share Purchase Rights

Series D Preferred Stock Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Harvest Natural Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HARVEST NATURAL RESOURCES, INC.

Date: May 25, 2017	By:	/s/ Keith L. Head
	Name:	Keith L. Head
	Title:	Vice President and General Counsel